Andrew E. Seaberg

215-988-3328 Direct

215-988-2757 Fax

andrew.seaberg@dbr.com

April 14, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-4720

Attention: Mary Cole

Re:

Conestoga Funds

File Nos. 811-21120 and 333-90720

Dear Ms. Cole:

On behalf of the Conestoga Funds (the “Registrant”), I am writing this letter in response to comments we received from you on April 9, 2015 on the Registrant’s preliminary proxy statement.  Our responses (in bold) follow your comments:

1.

Comment:  In the “Questions & Answers” section and elsewhere, please refer to the SMid Cap Fund’s distribution plan pursuant to Rule 12b-1 for Investors Class shares as the “Distribution Plan,” together with the shareholder servicing plan for Institutional Class Shares the “12b-1 Plans.”

Response:  The Registrant will make the requested revision.

2.

Comment:  Please provide pro forma fee tables and examples to illustrate the effect that the 12b-1 Plans will have on Investors Class shares and Institutional Class shares of the SMid Cap Fund.  In the Investors Class fee table, please show the full 0.25% fee that may be charged under the Distribution Plan, with a footnote explaining that the Distribution fee will be limited to 0.05% until at least September 30, 2015.  Please include a cross-reference to the fee table in the Questions and Answers section.

Response:  The Registrant will make the requested revision.

3.

For each share class of the SMid Cap Fund, please consider combining the questions concerning the effect of each proposal on “total annual operating expenses” and the question concerning the effect of that proposal on total fees.

Response:  The Registrant will combine the questions covering “total annual fund operating expenses” and total fees for each of the share classes.

4.

In the second bullet point on the first page of the proxy statement, please indicate that the shareholder servicing plan is being approved under Rule 12b-1.

Response:  The Registrant will make the requested revision.

5.

In the second paragraph under “Background regarding the Proposals,” please state that the adoption of the Distribution Plan would not increase the “total annual fund operating expenses after expense reimbursements” until at least September 30, 2015.

Response:  The Registrant will make the requested revision.

6.

Please confirm that the Registrant has reviewed the requirements of Item 22(d) of Schedule 14A under the Securities Exchange Act of 1934, as amended, relating to the information required in a proxy statement relating to the approval of a Distribution Plan.

Response:  The Registrant so confirms.

*  *  *

We thank you for your assistance.  If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Very truly yours,

/s/ Andrew E. Seaberg

Andrew E. Seaberg

AES

cc: Joshua B. Deringer, Esq.

Duane R. D’Orazio